Exhibit 5.2

August 29, 2007

Gol Finance

Rua Gomes de Carvalho 1629

São Paulo, São Paulo

Brazil

Re.:	Gol Finance Offer to Exchange US$225,000,000, 7.5% Senior Notes due 2017

Ladies and Gentlemen:

1.	We are qualified to practice law in the Federative Republic of Brazil (“Brazil”) and have acted as Brazilian counsel to Gol Finance (the “Company”), Gol Linhas Aéreas Inteligentes S.A. (“GLAI”) and to Gol Transportes Aéreos S.A. (“GTA”, and, together with GLAI, the “Guarantors”) in connection with the Company’s offer to exchange up to US$225,000,000 aggregate principal amount of new 7.50% senior notes due 2017 that have been registered under the United States Securities Act of 1933, as amended (the “Exchange Notes”) for any and all unregistered US$225,000,000 7.50% senior notes due 2017 (the “Old Notes” and the “Exchange Offer”). The Exchange Notes will be irrevocably and unconditionally guaranteed by the Guarantors in accordance with the provisions of the Indenture dated as of March 22, 2007 among the Company, the Guarantors, The Bank of New York, as trustee and principal paying agent, and The Bank of New York, (Luxembourg) S.A., as Luxembourg paying agent and transfer agent (the “Indenture” and the “Guarantee”).

2.	This opinion is being furnished to you pursuant to the Registration Statement filed with the Securities and Exchange Commission of the United States of America (“SEC”) on August 29, 2007 in connection with the Exchange Offer (the “Registration Statement”).

3.	Unless otherwise defined, terms and expressions used herein have the same meaning assigned to them in the Indenture.

4.	For the purposes of giving this opinion we have examined and/or relied upon originals or copies, certified or otherwise authenticated to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

São Paulo Brasilia Rio de Janeiro Salvador	São Paulo Av. Paulista, 1499 20º andar 01311-928 São Paulo SP Brasil Tel (55 11) 3147 7600 Fax (55 11) 3147 7770	Rio de Janeiro Av. Presidente Wilson, 231 / Salões 403/404 Centro 20030-021 Rio de Janeiro RJ Brasil Tel (55 21) 3231-8200 Fax (55 21) 2262-6675

www.mattosfilho.com.br

5.	As to matters of fact, we have relied on documents, oral and/or written information and/or certificates provided to us by the Guarantors’ officers, acting on behalf of the Guarantors. We did not conduct any investigation of the laws of any jurisdiction outside Brazil. This opinion is given solely in respect of the laws of Brazil as of the date hereof, and not in respect of any other law. In particular, we did not make independent investigations of the laws of the Cayman Islands, those of the State of New York or those of Luxembourg. In relation to any matters in connection with the law of the Cayman Islands, we understand that you are relying on the opinion of Maples and Calder, acting as Cayman Islands counsel for the Company, dated as of the date hereof and delivered pursuant to the Registration Statement. In relation to any matters of United States Federal and New York State laws, we understand that you are relying on the opinion of Shearman & Sterling, acting as United States counsel for the Company and the Guarantors, dated as of the date hereof and delivered pursuant to the Registration Statement.

6.	In giving this opinion we have made the following assumptions:

(i)	all documents submitted to us as facsimile or copy or specimen documents conform to their originals;

(ii)	that all documents submitted to us as originals are authentic;

(iii)	all signatures on any documents submitted to us as originals, certified copies or copies are genuine;

(iv)	there is no agreement or arrangement of any of the parties to the Indenture, the Registration Rights Agreement, among the Company, the Guarantors, Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc., dated as of March 22, 2007 (the “Registration Rights Agreement”), the Purchase Agreement, among the Company, Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc., dated as of March 19, 2007 (the “Purchase Agreement”), and the Guarantee (the Indenture, the Registration Rights Agreement, the Purchase Agreement and the Guarantee together, the “Exchange Offer Documents”) which may modify, affect or supersede any of the terms thereof;

(v)	each of the parties to the Exchange Offer Documents, other than the Guarantors, has been duly organized and established and is validly existing as of the date of execution of the such documents;

(vi)	the Exchange Offer Documents have been validly authorized, executed and delivered by all parties thereto, other than the Guarantors;

(vii)	each of the parties to the Exchange Offer Documents, other than the Guarantors, has all necessary regulatory and other approvals, exemptions, licenses and authorizations to perform its obligations under such Exchange Offer Documents to which it is a party;

(viii)	that, except as specifically otherwise mentioned, there is no provision of the law of any jurisdiction other than Brazil which has any implication in relation to the opinion expressed herein;

(ix)	the Exchange Offer Documents, when validly executed, constitute legal, valid and binding obligations of each of the parties thereto, other than the Guarantors, enforceable against each of the parties thereto in accordance with their terms; and

(x)	the validity and enforceability of the Exchange Offer Documents under the laws of the Cayman Islands, State of New York and, insofar as any obligation incurred under any of the Exchange Offer Documents is to be performed in or is otherwise subject to any other jurisdiction outside Brazil, such performance will not be unlawful under the laws of that jurisdiction.

7.	Based on the foregoing, and subject to the qualifications set forth below, we are of the opinion that:

(i)	The Exchange Notes, when duly authorized, executed, authenticated and delivered in exchange for the Old Notes in accordance with the terms of the Indenture, will be irrevocably and unconditionally guaranteed by the Guarantors;

(ii)

Upon due authorization, execution, authentication and delivery of the Exchange Notes, the Guarantee will constitute a valid and legally binding obligation of each of the Guarantors, enforceable against each of the Guarantors in Brazil in accordance its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and to limitations on the enforceability of indemnification and contribution provisions that may result from considerations of public policy; and

(iii)	The statements in the Prospectus referred to in the Registration Statement under the headings “Exchange Rates”, “Taxation – Material Brazilian Tax Considerations” and “Enforcement of Civil Liabilities - Brazil”, to the extent that they constitute summaries of matters of Brazilian law or regulation, fairly summarize the matters described therein in all material respects.

8.	This opinion is subject to the following qualifications, explanations and reservations:

(i)	Our opinion as regards the binding effect and enforceability of the obligations of the Guarantors under the Guarantee is subject to all limitations arising from bankruptcy, insolvency, liquidation, reorganization, and similar laws affecting the creditors’ rights generally. Certain claims, such as claims for salaries, wages, social security, taxes, and other statutorily preferred claims will have preference over any other claims;

(ii)	In the event that any special approval and authorization from the Central Bank is required (a) for the Guarantors to make remittances of payments pursuant to (i) the indemnification and contribution provisions contained in Section 8 of the Purchase Agreement and Section 5 of the Registration Rights Agreement and (ii) the currency indemnification provisions contained in Section 14 of the Purchase Agreement, Section 11.06 of the Indenture and Section 6(n) of the Registration Rights Agreement, or (b) as a result of any change or development in Brazilian regulations or the interpretations thereof, such specific authorizations and approvals may be granted or denied at the sole discretion of the Central Bank. Unless the Guarantors obtain such authorizations and approvals, the Guarantors may not be able, if necessary, to effect remittances abroad to make such payments in foreign currency;

(iii)	In case of court proceedings filed against the Guarantors in Brazil, certain court costs and deposits to guarantee judgment might become due and any Brazilian or foreign plaintiff not resident in Brazil or who is abroad during the course of a legal proceeding will be required to make cash deposits as security for process costs and for third party attorney’s fees, should such plaintiff not have any real property in Brazil to assure payment thereof, in accordance with article 835 of the Brazilian Civil Procedure Code, except in case of execution writs or counterclaims as established under Article 836 of the Brazilian Code of Civil Procedure;

(iv)	In order to assure the admission of the Exchange Offer Documents before the public agencies and courts in Brazil: (a) the signatures of the parties thereto and to any other document that may be deemed to be or become a part of such agreement, if executed outside Brazil, shall have been notarized by a local public notary and the signature of such notary shall have been authenticated by the Brazilian consulate having jurisdiction over the place of execution, (b) the document shall have been translated into Portuguese by a sworn translator (and all Brazilian court proceedings shall be based on such translation), and (c) the document shall have been registered with the appropriate registry of deeds and documents upon its due execution and delivery in accordance with the procedures above;

(v)	Any judgment obtained or enforced against the Guarantors in a Brazilian court of law by a non-Brazilian resident in respect of any sum payable by the Guarantors under any of the Exchange Offer Documents will be expressed in Brazilian currency, equivalent to the applicable amount of United States dollars converted at the commercial exchange rate of the date on which such judgment is obtained;

(vi)	The principles of Brazilian law that govern the invalidity of the acts and obligations are considered principles of public order and cannot be altered or waived by the parties thereto. Under Brazilian law, a guarantee is considered an accessory obligation to the underlying obligation and the Brazilian Civil Code establishes, in Article 184, that the invalidity of the principal obligation causes the invalidity of the accessory obligation. Therefore, a judgment obtained in a court outside Brazil against a guarantor aiming at the enforcement of a guarantee in respect of obligations declared void in a court of law may not be confirmed by the Superior Court of Justice of Brazil;

(vii)	The appointment of CT Corporation Systems as the Authorized Agent by the Guarantors, upon which process may be served in any suit, action or proceeding before any Federal or State court in the City of New York, is valid through March 16, 2008 with respect to the Purchase Agreement, the Indenture and the Registration Rights Agreement. The appointment of the Authorized Agent by the Guarantors must be formally and expressly extended in accordance with the provisions of their respective Estatuto Sociais in order for it to remain valid beyond the initial appointment term;

(viii)	Under Brazilian law, a person may not waive or relinquish its right to submit a claim to the courts or be deprived of its property without due process; therefore, any waivers by the Guarantors with respect to its respective rights and any waivers to assert a claim may not be enforced by a Brazilian court of law;

(ix)	We express no opinion as to the enforceability of the provisions of (i) Section 8 of the Purchase Agreement and Section 5 of the Registration Rights Agreement, providing for indemnification and contribution by the parties to losses, damages and liabilities incurred by other parties thereto; and (ii) Section 14 of the Purchase Agreement, Section 11.06 of the Indenture and Section 6(n) of the Registration Rights Agreement, providing for indemnification by any party thereto for currency variation and/or exchange rate losses incurred as a result of a court award or judgment expressed and paid in a currency other than United States Dollars;

(x)	Notwithstanding the fact that the Purchase Agreement is governed by New York State law, such law will only be recognized and enforced in Brazil if not against Brazilian national sovereignty, public policy or morality. Except as otherwise disclosed in this opinion, we have no reason to believe that the obligations of the Guarantors provided for in the Purchase Agreement would be against Brazilian national sovereignty, public policy or morality; and

(xi)	In the event that any suit is brought against the Guarantors, service of process upon the Guarantors, if made in Brazil (including, but not limited to, by means of registered or certified mail, postage prepaid), must be effected in accordance with Brazilian law.

We are qualified to practice law in the Federative Republic of Brazil only and therefore the opinion expressed in this letter is limited to questions arising under the laws of the Federative Republic of Brazil. Therefore, this opinion does not cover any questions arising under or relating to any laws other than the laws of Brazil as in effect at the date of this opinion and we have assumed that there is nothing in any other law that affects our opinion.

This opinion is dated as of today and we expressly disclaim any responsibility to advise with respect to any development or circumstance of any kind, including any change of law or fact which may occur after the date of this opinion, even though such development, circumstance or change may affect the legal analysis, legal conclusion or any other matter set forth in or relating to this opinion. Accordingly, you should seek advice of your counsel as to the adequate application of this opinion at such time.

This opinion is limited to the matters expressly stated herein and does not extend to, and is not to be read as extended by implication to, any other matters in connection with the Exchange Offer Documents or the transactions or documents referred to therein.

In rendering the opinion set forth herein, we note that any conclusion on any particular issue is not a guaranty or prediction of what a court would hold but, rather, sets forth our conclusions as to what would or should be the proper result for a court to reach in a properly presented and decided case in which the facts and assumptions relied on herein are established.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the reference to us under the captions “Enforcement of Civil Liabilities – Brazil” and “Validity of the Exchange Notes” in the Prospectus contained in such Registration Statement.

This opinion is given solely for the purposes of the Exchange Offer and for the information of the addressee and its legal advisors. This opinion may not be relied upon for any other purpose or by any other person, whether natural person, legal entity or government body, nor may it be used for any purpose other than as stated herein, or quoted or referred to in any public document, or in any other way made public, without our prior written consent.

This opinion will be governed by and construed in accordance with the laws of Brazil in effect on the date hereof.

Sincerely yours,

/s/ Daniel C. Miranda
MATTOS FILHO, VEIGA FILHO, MARREY JR.
E QUIROGA ADVOGADOS

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